NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-06243

EXHIBIT ITEM No. 77D(g): Policies with respect to investments



FSS1  P- 1

SUPPLEMENT DATED MARCH 2, 2007
TO THE PROSPECTUS DATED SEPTEMBER 1, 2006
FRANKLIN STRATEGIC SERIES
(Franklin Aggressive Growth Fund, Franklin Flex Cap Growth Fund, Franklin Small Cap Growth Fund II, and Franklin Small- Mid Cap Growth Fund)

The prospectus is amended as  follows:

II. Effective May 1, 2007, for the Franklin Small- Mid Cap Growth Fund, the second paragraph of the "Goal and Strategies - Main Investment Strategies" section on page 57 is revised as follows:

For this Fund, small cap companies are companies within the market capitalization range of companies in the Russell 2500 Index, at the time of purchase, and mid cap companies are companies within the market capitalization range of companies in the Russell Midcap Index, at the time of purchase. As of January 31, 2007, the market capitalization range of the Russell 2500 Index was $74 million to $8.681 billion and the market capitalization range of the Russell Midcap Index was $1.185 billion to $20.339 billion. Market capitalization is defined as share price multiplied by the number of common stock shares outstanding. In most instances, the manager intends to continue to hold an investment for further capital growth opportunities even if, through market appreciation, the company's market capitalization exceeds the small or mid cap measures described above.

Please keep this supplement for future reference